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SEC FILE NUMBER
8-69577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACALYX ADVISORS INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4440 PGA BLVD, SUITE 600
(No. and Street)

PALM BEACH GARDENS	FL	33410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212) 668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza – Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl VanderWoude, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACALYX ADVISORS INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERIK HERNANDEZ
NOTARY PUBLIC - MICHIGAN
OTTAWA COUNTY
MY COMMISSION EXPIRES MAY 8, 2025
ACTING IN Ottawa COUNTY

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Acalyx Advisors, Inc.

Report on Audit of Statement of Financial Condition

As of and for the Year Ended December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3 - 7

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Acalyx Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Baker Tilly US, LLP

New York, New York
February 11, 2022

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$ 1,805,137
Due from customers	15,835
Accounts receivable	6,991,355
Prepaid expenses	98,235
Security deposits and other assets	5,206
TOTAL ASSETS	$ 8,915,768

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 229,371
Deferred revenue	878,125
Deferred tax liabilities	89,823
TOTAL LIABILITIES	1,197,319
Stockholder's Equity	
Common stock, 200 shares authorized, $.001 par value, 1 share issued and outstanding, stated at par	-
Additional paid-in capital	826,164
Retained earnings	6,892,285
TOTAL STOCKHOLDER'S EQUITY	7,718,449
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,915,768

See accompanying notes to financial statement

Notes to Financial Statement
As of And For The Year Ended December 31, 2021

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. For the year ended December 31, 2021, the company maintains its principal office in New York.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. For the year ended December 31, 2021 all capitalized furniture and equipment has been fully depreciated and there have been no new purchases of fixed assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under these provisions, the Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc., which is also taxed as an "S" corporation. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for income taxes on their respective share of the Company's taxable income. The Company is required to pay New York City general corporation tax and has elected the cash basis as the tax reporting basis, which amounted to $41,112 in 2021.

Notes to Financial Statement
As of And For The Year Ended December 31, 2021

Income Taxes (Continued)
The Company has also recorded a deferred tax liability of $89,823, which may be owed in a subsequent period. The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606. Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned monthly, based upon when advisory services are performed. Interest income is made up of interest received from customers and bank balances. Interest on bank balances are earned from funds held in a money market account. The Company also receives interest payments from customers, who elect to pay receivables over time. Payments are made in accordance with a set payment schedule, by which the Company earns interest according to market interest rates.

The Company also receives reimbursements from clients for expenses incurred in connection with client engagements. The Company records reimbursable amounts when incurred as agreed to by the client. These amounts are recognized under Due from Customers in the accompanying Statement of Financial Condition.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. For the year ended December 31, 2021, there was no expected credit losses recorded.

Notes to Financial Statement
As of And For The Year Ended December 31, 2021

3. Significant Customers

For the year ended December 31, 2021, 70% of gross revenues was derived from five customers, who made up 17%, 15%, 15%, 12% and 12% of gross revenue, respectively.

4. Profit Sharing Plan

The Company adopted a qualified Defined Contribution Retirement Plan in accordance with Section 401(k) of the Internal Revenue Code (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $236,598 during the year ended December 31, 2021 which was included in salaries, commissions and related costs on the accompanying statement of operations.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Commitments

Office Leases

The Company leases its principal office space is in New York City, NY which began on October 11, 2017 and ended November 30, 2021. The Company signed a new lease in 2021 effective for 2022. As of January 1, 2022, the Company changed their principal office to Palm Beach Gardens, FL. This lease began on April 1, 2021 and ends March 31, 2022.

The Company was also required to remit a security deposit to the New York City landlord, totaling $4,250 at December 31, 2021. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period.

7. Accounts Receivable

The Company's accounts receivable consist primarily of amounts due for fundraising fees. The terms of the invoices provide for payment schedules of up to four years. Accounts receivable are carried at net realizable value. Accounts receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at December 31, 2021.

8. Income Taxes

The Company's income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2018, 2019 and 2020 tax returns remain open to review by the appropriate jurisdictions.

Notes to Financial Statement
As of And For The Year Ended December 31, 2021

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2021, the Company had net capital of $697,641 which was $623,808 in excess of its required net capital of $73,833. The Company's aggregate indebtedness to net capital ratio was 158.75%.

10. Coronavirus Disease 2019 ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, we continue to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of our employees began to work remotely with only "essential" employees reporting to the office. We accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. Our ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to our business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, our business, well into 2022. We currently anticipate that a large number of our employees will continue to work remotely for the indefinite future.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2022 and February 11, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.